UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vringo, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
92911N104

(CUSIP Number)
June 22, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.     ☐ Rule 13d-1(b)

b.     ☑ Rule 13d-1(c)

c.     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92911N104	Page	2	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,022 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		917,022 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	917,022 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	92911N104	Page	3	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,022 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		917,022 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	917,022 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

CUSIP No.	92911N104	Page	4	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		4,791 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		917,022 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,791 (see Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

917,022 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

921,813 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

Item 1.
     (a) Name of Issuer
Vringo, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
18 East 16th Street, 7th Floor New York, New York 10003
Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.
(d)	Title of Class of Securities
Common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
(e) CUSIP Number
92911N104
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	and (b):
(i) Each of Iroquois and Mr. Silverman may be deemed to have beneficial ownership of 917,022 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 16.1% of the Common Stock, based on 5,693,115 shares of Common Stock issued and outstanding on April 28, 2011 as disclosed in the Schedule 14A filed by the Issuer on May 25, 2011. The foregoing excludes 291,303 shares of Common Stock in the aggregate issuable upon exercise of warrants issued to Iroquois Master Fund Ltd. (each, a “Master Fund Warrant”) because each Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise such Master Fund Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Iroquois and Mr. Silverman may be deemed to have beneficial ownership of 1,208,325 shares of Common Stock.

(ii) Mr. Abbe may be deemed to have beneficial ownership of 921,813 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 16.2% of the Common Stock, based on 5,693,115 shares of Common Stock issued and outstanding on April 28, 2011 as disclosed in the Schedule 14A filed by the Issuer on May 25, 201. The foregoing excludes 291,303 shares of Common Stock in the aggregate issuable upon exercise of the Master Fund Warrants because each Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise such Master Fund Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Abbe may be deemed to have beneficial ownership of 1,213,116 shares of Common Stock.
     (c)(i) Number of shares as to which each of Iroquois and Mr. Silverman has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 917,022.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 917,022.
(ii)	Number of shares as to which Mr. Abbe has:
(i)	Sole power to vote or to direct the vote: 4,791.
(ii)	Shared power to vote or to direct the vote 917,022.

(iii)	Sole power to dispose or to direct the disposition of 4,791.

(iv)	Shared power to dispose or to direct the disposition of 917,022.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 5, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.
By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
     Dated: July 5, 2011

IROQUOIS CAPITAL MANAGEMENT L.L.C.
By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe